October 23, 2013
Karl Hiller, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Kodiak Oil & Gas Corp.
Registration Statement on Form S-4
Filed September 20, 2013
File No. 333-191281

Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Current Report on Form 8-K
Filed February 28, 2013
Form 10-Q for the Fiscal Quarter ended June 30, 2013
Filed August 1, 2013 File No. 001-32920

Dear Mr. Hiller,
Pursuant to today's telephone conversation with John Cannarella, Staff Accountant, this letter supplements the response of Kodiak Oil & Gas Corp. (the “Company”) to comment 4 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 24, 2013 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter. The Company’s response is set forth below the Staff’s comments.

4.
Tell us the extent to which the changes in derivative assets and liabilities each period, when offset against the "Gain (loss) on commodity price risk management activities" reported on page 63, do not equate to the "Unrealized (gain) loss on commodity price risk management activities, net" on page 65. Please submit your underlying computations and explanations for any variances.

Response 4.

Net gains and losses on commodity price risk management activities as reported on page 63, our consolidated statements of operations, include both cash settlements (“realized gains and losses on commodity price risk management activities”) and the change in the amounts of our assets or liabilities relating to our open derivative contracts (“unrealized gains and losses on commodity price risk management activities”). On page 65, our consolidated statements of cash flows, we include an adjustment for the change in our assets or liabilities relating to our commodity derivative instruments. Thus, the cash gains or losses related to the settlements of our commodity derivative instruments are included in operating cash flows.

To clarify the presentation of commodity price risk management activities within our consolidated statements of cash flows, in subsequent interim and annual reports, earnings releases, and similar presentations, we will replace the term “Unrealized (gain) loss on commodity price risk management activities, net” with "(Gain) loss on commodity price risk management activities, net", which amounts will agree to our consolidated statements of operations (page 63). Additionally, a line item will be added to our consolidated statements of cash flows (page 65), which will include an adjustment reflecting cash settlements related to our commodity derivative instruments.

Closing Comments

The Company hereby acknowledges to the Staff of the Commission the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•
The Company affirms that it will conform its accounting and disclosure in its future interim reports, earnings release, and similar presentations posted on its website, as necessary to comply with all applicable comments in this letter.

Very Truly Yours,

/s/ JAMES P. HENDERSON
James P. Henderson
Chief Financial Officer